Exhibit 4.7

ALAMOS GOLD INC. TREASURY OFFERING OF COMMON SHARES	January 25, 2017

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	Alamos Gold Inc. (“Alamos” or the “Company”)

AMOUNT:	US$250,027,500

ISSUE:	Treasury offering of 31.450,000 common shares of the Company (the “Common Shares”).

ISSUE PRICE:	US$7.95 per Common Share

OVER-ALLOTMENT OPTION:

The Company has granted the Underwriters an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering to cover over-allotments, if any.

USE OF PROCEEDS:	The Company intends to use the net proceeds of the offering and existing cash to repay all of its outstanding US$315 million senior unsecured 7.75% high yield notes maturing 2020.

LISTING:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). Listing will be subject to fulfilling all the listing requirements of the TSX and NYSE, respectively. The existing common shares of the Company are listed on the TSX and NYSE under the symbol “AGI”.

FORM OF OFFERING:

Public offering in all provinces and territories of Canada (excluding Quebec) by way of a short form prospectus and in the United States pursuant to a registration statement filed under the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Company.

FORM OF UNDERWRITING:

Bought deal, subject to syndication, and subject to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

BOOKRUNNERS:	TD Securities Inc., BMO Capital Markets and Macquarie Capital Markets Canada Ltd.

UNDERWRITING FEE:	4.00%

CLOSING:	February 9, 2017

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019 or from Macquarie Capital Markets Canada Ltd. in Canada,,email: linda.lang@macquarie.com; or from Macquarie Capital Markets North America Ltd., email,linda.lang@macquarie.com.